Filed by The News Corporation Limited
			Pursuant to Rule 425 under the Securities Act of 1933
                                     and Deemed Filed Pursuant to Rule 14a-12
                                    under the Securities Exchange Act of 1934

                            Subject Companies: Hughes Electronics Corporation
						Commission File No. 000-26035
						   General Motors Corporation
						Commission File No. 001-00143



							     NEWS CORPORATION
  						    Moderator: Gary Ginsberg
           					  April 9, 2003/5:30 p.m. CDT





			NEWS CORPORATION

			April 9, 2003
			5:30 p.m. CDT


	(Use of speaker-phone, overlapping voices, background noise made transcription difficult.)

Coordinator		Good evening, everyone, and thank you for holding.
			I'd like to turn the call over to Mr. Gary Ginsberg,
			Executive VP of Investor Relations and Corporate
			Communications.	Sir, you may begin.

G. Ginsberg		Thank you.  Good evening, or good morning for those
			of you in Australia, and thanks for joining us on such short notice. I hope everyone by now has had a chance to read our press release, announcing News
			Corporation's acquisition of a 34% interest in Hughes
			Electronics. For those of you who haven't, it's accessible via our Internet site.

			Today, we'd like to briefly summarize the terms of the deal
			we just announced, explain the rationale behind it, and then
			leave the majority of the time for your questions.  On today's
			call are Rupert Murdoch, Chairman and Chief Executive of
			News Corp.; Peter Chernin, President and COO; Lauchlan
			Murdoch, Deputy COO; Dave DeVoe, CFO; and Chase Carey,
			who upon completion of this transaction, will become
			President and CEO of Hughes Electronics.

			Before I turn the call over to Rupert and then to Chase for
			their brief remarks, let me first say that today's call is, of
			course, governed by the Safe Harbor Provisions, and in
			addition, News, GM, and Hughes intend to file a proxy or
			consent solicitation statement and other materials with the
			SEC, in connection with the proposed transaction.  Because it
			will contain important information, investors are urged to read
			these materials, which when filed, will become available free
			of charge at the SEC's Web Site, www.sec.gov.  Investors will
			also receive information on an appropriate time on how to
			obtain transaction related documents for free from News.

			This call does not constitute an offer to sell or solicitation to
			buy in connection with the proposed transaction, which will
			only be made by means of an appropriate prospectus.

			On this call, we make statements that constitute forward-
			looking statements within the meaning of the Private
			Securities Litigation Reform Act of 1995.  These forward-
			looking statements involve known and unknown risks,
			uncertainties, and other factors, including those described in
			News' public filings with the SEC that could cause actual
			results to be materially different from those in the forward-
			looking statements.

			With that, let me turn the call over to Rupert Murdoch.

R. Murdoch		Thank you, Gary.  Good morning, ladies and gentlemen, and
			thank you.  Sorry to keep you waiting.  As Gary said, we're
			here to announce an extremely exciting event for News
			Corporation, the Fox Entertainment Group, and Hughes
			Electronics.

			Today, after three years of patient negotiation, occasional
			frustration, but now great satisfaction, we've reached
			agreement with the Boards of General Motors and General
			Motors Hughes to acquire a significant 34% stake in Hughes
			Electronics.  For all three of our companies, the benefits of
			this transaction are substantial.  If it is rare to find a genuine
			win/win scenario in our crowded and competitive media
			landscape, it's truly exceptional to be able to create a
			win/win/win scenario as promising and powerful as the
			agreement we announced today.  For the shareholders and
			customers of News Corporation, Fox, and GMH, today marks
			the start of a bright future.

			Let me just briefly summarize the highlights of the definitive
			deal that we reached today, which is outlined in the handouts
			that you've received.  Under our agreement, News
			Corporation will acquire GM's 19.9% stake in Hughes at a
			price of $3.8 billion, or $14 a share comprising $3.07 billion
			in cash and $34.3 million News Corporation preferred limited
			voting ordinary ADRs at a value of $22.40 each.

			News Corp. will also acquire an additional 14.1% of Hughes
			from public shareholders and GM's pension and other benefit
			plans at a price of $14. share, which we'll be using 122.2
			million News Corp. preferred ADRs, using as a base ADR
			price of $22.40.  All these figures, I should say, of course,
			are U.S. dollars.

			Upon closing of the transaction, News Corporation's 34%
			ownership interest in Hughes will be transferred to the Fox
			Entertainment Group, our 80.6%-owned subsidiary in
			exchange for 74.2 million shares in Fox at $27.99 per share, as
			well as two notes for a total of $4.5 billion.  This agreement is
			subject to regulatory approvals, but we expect the transaction
			to close by the end of calendar 2003.

			At that point, I will become Chairman of Hughes.  Chase
			Carey will become the Company Chief Executive Officer, and
			Eddy Hartenstein, currently the Chief Executive of DIRECTV,
			will be a Vice Chairman of the board.  The board will consist
			of 11 members, including myself, Mr. Carey, Mr. Hartenstein,
			Mr. Chernin, the President and CEO of News Corp. and CEO
			of Fox, Dave DeVoe, the Chief Financial Officer of News
			Corp. and Fox, and six independent directors.

			I know one of the first questions you may have is, why we're
			housing Hughes within the Fox Entertainment Group, and the
			reason is simple.  It belongs there.  It belongs there, first of all,
			because it maintains the logical structure of News
			Corporation.  Fox was created to house News Corp.'s
			American content and distribution assets, and as a television
			distribution platform, DIRECTV obviously fits within that
			structure.

			Second of all, the company's position within Fox will
			facilitate the mutually beneficial relationship we look forward
			to forging between Hughes and Fox.  To Hughes, this deal
			offers the opportunity to work in close collaboration with Fox,
			to provide its DIRECTV platform with an increasingly rich
			array of content, programming, and technological services.
			For Fox, a DTH platform capable of delivering our content to
			American satellite TV viewers represents an invaluable outlet
			for our television products.  In a landscape of increasing
			choice, but also increasing consolidation, such an outlet is
			essential if we are to ensure that our existing content and the
			content that we will create in the future continues to reach
			consumers.

			We have built assets of immense value at Fox, assets like our
			cable channels, for instance, whose long-term viability will be
			greatly enhanced by the presence of assisted distribution
			platform, the definite advantage we do not plan to abuse.  As
			stronger players, we plan to be in the multi-channel television
			industry.  We have every intention of being a fair player as
			well.  Both News Corporation and DIRECTV have committed
			to be bound by FCC program access regulations and of which
			we will make our content readily available to all satellite
			television providers, as well as cable and other competing
			platforms.

			Our creative strength as a company will increase the vitality of
			the American television market, as a whole, enabling the sort
			of fair and fierce competition that our company was built on,
			and that quite frankly, we thrive on.In the case of DIRECTV,
			we will thrive by taking what I feel is one of
			America's great television assets and substantially improving it.
			The beneficiaries of these improvements will be shareholders
			of News Corporation, Fox, and Hughes alike.  All of them will
			be able to watch their asset grow faster and fundamentally
			stronger than was ever possible before.  Certainly, we have
			considerable strength to build on.  DIRECTV is an outstanding
			company with a very strong brand and a large customer base.
			Furthermore, I must tell you that Hughes' management has done
			a magnificent job running their business and controlling costs
			in their uncertain circumstances of the past two or three years.

			Over the next few years, we plan to take the value of this asset
			and grow it dramatically, by employing not only the content
			we have created at Fox, but the talents, the programming, the
			experience, the technology, and the expertise we have
			developed at our leading television platforms around the
			world.  We are fully confident that by doing so, we will create
			greater choice and a greater viewing experience for all
			Americans.

			In the process, our efforts to invigorate the multi-channel
			industry and help make satellite TV a viable competitor to
			cable, more programming options, greater efficiencies, richer
			content, better customer service, and compelling new
			technologies will give satellite television its first chance to
			break cable's still dominant hold on viewers.

			The person who will oversee our efforts, as I mentioned, is
			Chase Carey, who will be President and Chief Executive
			Officer of GMH.  Now, I will be very happy to pass it over to
			Chase, to give you a better sense of some of the strategies and
			improvements that we've planned.  Thank you very much.

C. Carey		Thank you, Rupert.  Before I get into our plans for Hughes, I
			want to emphasize something Rupert mentioned earlier, and
			that's the truly impressive job the management of Hughes has
			done over the past few years.  It's not easy running a company
			under any circumstances, and it's a lot harder when the future
			of the company is in flux.  We're highly supportive of this
			management and we want them to be as successful as possible.

			As we look at Hughes, and the cornerstone of Hughes, of
			course, is DIRECTV, which has successfully established itself
			as the market leader in U.S. satellite television.  Today, it is
			second only to Comcast in the number of multi-channel
			subscription homes it reaches in the U.S.   DIRECTV has
			created a fabulous brand and unique strength in key areas, like
			customer service, programming, and distribution.  DIRECTV
			has also taken a number of steps in the past year to further
			strengthen its business by addressing its issues, like cost
			reduction.  Our goal will be to bring the expertise of News
			Corp. to bear as we enhance and expand on DIRECTV's
			plans.  We have a proven track record in building businesses,
			like the Fox Network and Fox News, as well as first hand
			experience in creating and operating successful satellite
			distribution platforms, businesses like BSkyB, which is
			considered the premiere satellite television platform in the
			world.

			That expertise will be employed across the board at
			DIRECTV.  In the cost area as DIRECTV's management has
			acknowledged, there's considerable work still to do.  We plan
			to enhance those managers' efforts, by attacking cost from
			programming to marketing, churn, set-top box costs, and other
			areas.  We'll also work with DIRECTV management on a plan
			to maximize the platform's growth potential.  DIRECTV
			already provides a great consumer experience and we plan to
			make it even better.  Initiatives in areas like customer service,
			marketing, onscreen guides, program packaging, and choice
			will all be critical, as we work to further increase the
			excellence of DIRECTV's offerings to consumers.
			Technology, too, will be a crucial component of our plans to
			grow the success of DIRECTV.  As technological innovations,
			like high-definition, personal video recorders, and
			interactivity become market realities, we're confident that
			DIRECTV will build on its leading ability to bring the most
			advanced experience and most rewarding experience to
			consumers.

			While DIRECTV is the cornerstone, we also must focus on
			key issues across the rest of Hughes.  HNS, already the
			worldwide leader in the enterprise business, has the
			opportunity to take that business to a higher level with the
			launch of Spaceway, a satellite system that requires an entirely
			new generation of capability.

			In other businesses, like Latin America, there are significant
			challenges to address; and we'll work with Hughes'
			management to determine the best course in these and other
			issues in a decisive, expeditious, yet thoughtful manner.  One
			of the greatest strengths we'll bring to the company is the
			decisiveness that will enable Hughes to address both problem
			areas, like Latin America and areas of opportunity, like the
			launch of interactivity and other technological innovations.

			Hughes is clearly and understandably been handicapped in
			executing such plans by their For Sale status over the past few
			years.  The clarity that comes from the end of that process,
			combined with the expertise we bring to the business, should
			enable us to energize the decision-making that is critical to the
			business's growth improvements from here.

			We look forward to meeting all these challenges.  We bring to
			this opportunity, the talent, the experience, and I say the
			excitement that we've developed in television markets all over
			the world.  I think there's no greater multi-channel television
			business than DIRECTV; and I think there's no greater
			opportunity for New Corp., Fox, and Hughes' shareholders
			and customers, than this chance to make DIRECTV the
			strongest distribution platform in the world.

G. Ginsberg		Operator, we will now be ready to take questions.  I'd ask that
			you'd please limit it to one question on the call, so we can get
			through as many questions as possible.

Coordinator		First question comes from Brendon Lyons.  Sir, your line is
			open.

B. Lyons		Yes, Brendon Lyons from J.B. Weir.  Just based on the
			announcement, it looks like the number of DPs you'll be
			issuing to GMH seems set, but in terms of the number DPs
			that will be issued to other Hughes shareholders, can you
			clarify that number and whether you will offer them any cash
			at all?

D. DeVoe		No, Brendon, what the deal is, is that we are giving GM
			roughly $3 billion in cash, and we're issuing a total of 156.5
			million ADRs, of which GM is getting 34.3 million shares.
			The amount of shares we issued is a 20% collar and at $22.40,
			which is the center of the collar, the exchange ratio is 0.625
			News Corp. shares.  That exchange ratio can vary, dependent
			on News Corp.'s stock price.  It can go as high as 0.781 to as
			low as 0.521.

B. Lyons		Can I ask a quick second question?  Are you prepared to put a
			number on the synergies you expect from this deal at this early
			stage or, perhaps, give some idea of what you expect the EPS
			impact will be in the first full year, both pre and post those
			synergies.

D. DeVoe		What we expect, and this is really in fiscal 2005, which is
			really the first full year that we will operate and own the
			company, we're expecting the transaction to close sometime in
			either late 2003, early 2004.  We would expect for both News
			Corporation and Fox, in the first full year that we operate it,
			for the transaction to be marginally dilutive or slightly
			accretive, to both Fox and to News Corporation.  As we get
			into 2006, the transaction becomes accretive to both
			companies.

B. Lyon			That would be dilutive, perhaps before synergies and accretive
			after synergies.  Is that right?

D. DeVoe		It's hard to say what it is, but our numbers and our estimates,
			obviously, are based on the way that we will operate the
			business after we acquire it.

Coordinator		The next question comes from Anthony Noto.  Sir, your line is
			open.

A. Noto 		Thank you very much.  I'm sort of dovetailing off on the last
			question.  As you think about the impact on dilution and
			accretion in the first full year, how should we think about the
			PanAmSat business and whether there's any strategic
			opportunity to sell that to a strategic group.  Then as you think
			about the churn rates currently at DIRECTV and in Latin
			America, what opportunity have you quantified there, based
			on your experience in endeavors similar to this?  Thanks.

C. Chase		PanAmSat at this point, our plans are to operate that business
			and drive it to its full potential.  We recognize there are parties
			that have talked about it, but at this point in time, our plan is to
			continue to own that business and operate it.

			In terms of churn, it's an important area.  DIRECTV, actually,
			in the last quarter, they report it did achieve some reduction in
			the churn, but it's clearly an area we'll focus on.  When you
			look at the level we've driven churn down to in the U.K.,
			where we're under 10%, I think it speaks to the potential we
			think we bring to improve the churn numbers here.  I know
			DIRECTV is focused on it, but we do think we'll bring a level
			of expertise and insight that will enable us to make real
			headway on the churn issues in the U.S.

			The Latin American business is probably a larger question.
			DIRECT Latin American business is in Chapter 11 at this
			point, so there are probably larger issues about where that
			business goes, than the churn.  Currently, they have to work
			through and we have to work through with them the Chapter
			11 process, but clearly, Latin America is a market that is
			challenging.  The economies down there are challenging and
			we certainly are committed to and believe we can find a path
			to make the Latin American business one that makes sense for
			all parties here.

Coordinator		The next question comes from George Coleman.  Your line is
			open.

G. Coleman		Good evening.  Could you give any indication, as to how the
			structure of the coupon on the promissory note between News and Fox
			will be set?

D. DeVoe		There are two components of the loan.  There is a $2.5 billion
			term loan, which would bear interest at News Corporation's
			cost of funds that cross over long-term debt, which is about
			8%.  There will a $2 billion revolver, which will be set, based
			on News Corporation's borrowing rate under our revolver,
			which is LIBOR plus one.  If you factored it today, looking at
			today's rates, that rate is about 2.3%.  An effective rate on the
			$4.5 billion is slightly more than 5% initially.

Coordinator		The next question comes from Oliver Ansted.  Your line is
			open.

O. Ansted		Just a quick question on the structure of the deal, the 14% that
			you're proposing to buy from the public shareholders, what
			were the main rationale for that?  Was that mainly to get the
			economic interest to a higher level from just the 20% GMH?

(Background noise, can't hear speaker.)

R. Murdoch		There's considerable governance...

O. Ansted 		I beg your pardon.  I didn't catch that.

R. Murdoch		It's a legal answer really, but there are governance benefits in
			having more than a third.

(Background noise.)

O. Ansted		Just a quick second question, the... promissory note that's
			going to be issued, does that affect the debt rating for News
			Corp. in any way?

R. Murdoch		No, both Moody's and S&P have given us the all clear for
			both Fox and News.

D. DeVoe		Yes, they both confirmed their ratings.

R. Murdoch		They're... but they confirmed their current ratings.

O. Ansted		In terms of the cash requirements or the operating status for
			DIRECTV, is that going to require any additional funding
			arrangement to be put in place for the first few years?

(Overlapping voices)

R. Murdoch		No, we already have more than that now in cash.  We'll be
			using... and cash resources.

D. DeVoe		I think your question was is DIRECTV or Hughes going to be
			looking to News for any further funding. Was that your question?

O. Ansted		Sort of, yes.

(Overlapping voices)

C. Chase		The answer is no.  The Hughes business has a fully funded
			business plan.  They've got their own resources.  They've got
			their own agreements...

O. Ansted		Despite the growth intentions for the business, is it pretty
			much fully funded on an operating basis?

(Background noise.)

D. DeVoe		It is fully funded now... due to cash break-even.

Coordinator		Our next question comes from Jessica Reif-Cohen.

J. Reif-Cohen		I got cut off for awhile, so I hope that nobody asked this; but
			why is there no collar on Fox and there's a collar on News
			Corp?  So Fox is higher when the deal closes, potentially Fox
			could wind up paying more for DIRECTTV than News Corp.
			would, like happened with Chris-Craft?  Do you have any
			intention of selling back down to 80%?

D. DeVoe		On the latter question, no.  To the extent that we could have
			done it with News, we would have preferred to issue and have
			a fixed exchange ratio deal.  We couldn't do that; it's not what
			General Motors wanted.  I think anytime you make an
			acquisition of this size, what you like to do is, you want to be
			certain that you understand what the purchase price is.  But
			with respect to Fox, we didn't think that it was right that Fox
			should take the risk with respect to the fluctuation in News
			Corp. share price.  That's why it's done in the way it's done.

J. Reif-Cohen		Does PanAmSat go into Fox, also?

D. DeVoe		PanAmSat is in Hughes.

R. Murdoch		Yes, in the whole of Hughes.  The answer is yes.

J. Reif-Cohen		I just have one other question that is completely different.  It
			sounds like you're going to put more functionality in the set-
			top boxes, interactivity, PVR functionality.  Can you just
			discuss how aggressive you're going to be on the DTH or
			DBS side, and how do you think it's going to affect your basic
			broadcast operations?

R. Murdoch		I didn't get the last part?

J. Reif-Cohen		The question is, on PVR functionality, how aggressive will
			you be on putting it into the set-top boxes for DIRECTV.  At
			the same time, how do you expect that to affect your broadcast
			businesses, your Fox network and Fox stations?

P. Chernin		This is Peter.  I think, on the first question, I think we'll be as
			aggressive as we think the marketplace calls for.  We'll try
			and offer the best technology and the best functionality and
			see what the consumer demanded.  I think to the degree it
			affects the broadcast operation, it's going to affect it anyway.
			So if PVRs come to affect broadcasting, we're certainly not
			going to put our head in the sand with DIRECTV and say,
			we're going to offer a weaker service because we want to
			protect a different side of the business.  The broadcasting
			operation has to compete in the real world.  We'll try and
			build what we think is the best consumer service; and we'll try
			and build such compelling broadcasting shows.  PVRs are
			going to be a fact of life in the broadcasting business, and
			we're thinking a lot about what the implications of that are for
			programming already.

C. Carey		I think a lot of the technologic innovations will be timing.  I
			do think these are going to be real important and positive in
			part of DIRECTV's business in its opportunity to really create
			a unique consumer experience.  I think we just have to be
			intelligent about the marketing, and when is the market mature
			enough to launch it in the right way.

J. Reif-Cohen		You've said in the past that your goal would be to increase
			ARPU.  I didn't hear that on this call or on the previous call.
			Is that still the plan, not to decrease pricing, but to try to move
			up ARPU?

C. Carey		Competitively, we're going to compete on the consumer
			experience.  We want to create a fabulous consumer
			experience in terms of service, choice, quality of picture,
			breadth of offerings, technological innovations, really make it
			a great value.  That is how we compete.  Certainly, we'd like
			to increase revenue.  It's a competitive marketplace.  We'll
			have to see where the pricing is.  As these opportunities and
			new businesses emerge, and new technologies emerge, and
			new forms of content emerge, I think we'd look for
			opportunities to greet the markets there to pursue it.  I think
			we've been conservative on our planning expectations, but
			certainly we'll be aggressive about developing opportunities to
			grow it.

Coordinator		Our next question comes from Peter Shorthouse.  Your line is
			open.

P. Shorthouse		Good evening, a couple of questions on management as well,
			are you able to have any management influence in the interim
			before this deal closes, any opportunity to visit or look over in
			more detail, what they're doing?  If the answer is no, I guess
			the risks relating to how Charlie Ergen might play his cards
			for the next nine months.  When you get in or when the deal
			closes, if you can provide a bit more detail on the balance
			sheet of Hughes, because there's no doubt, you're going to
			need to spend money on set-top box upgrades, etc.  I presume
			you may not want to own the satellites they've got.  But can
			you give us an idea of how much cash you expect there's
			going to be, and just to get more confidence that Hughes does
			not need further external funding to cope with your plans?

(Overlapping voices, speakers hard to hear.)

R. Murdoch		...plenty... out of legacy boxes whatever, we'll certainly be
			introducing new generations of boxes.  Those people who
			bought the early boxes, ten years ago or eight years ago, the
			experience is that they come back for a new box and they put
			the first box into the bedroom or somewhere else.  Today, the
			average buyer, for instance, buys two boxes.  Three years ago,
			it was one.  So there's no need for us to go through and
			upgrade all the boxes, certainly not to subsidize that, so that
			we don't see any major expenditures there at all.

C. Carey		I guess, on the first question, you asked in the interim period,
			the rules are quite specific; and we can't manage the business
			between signing and closing.  We certainly can spend time
			with the people there and get familiar with the business.  The
			management there has been competing aggressively with
			Charlie.  We will certainly have an opportunity to get up to
			speed in an array of areas, discuss an array of areas, but
			they're going to be managing the business.  That is the way it
			works.

			Though clearly, we can start to formulate many plans, have
			lead times to it, so we're quite comfortable with the
			management and their ability to compete effectively in this
			period, and us to effectively use this period to continue to
			position ourselves to drive this business forward.

D. DeVoe		In terms of their capital structure, they've got the better part of
			a billion and a half dollars in cash, and they've got resources
			of un-drawn on a revolver in excess of, I think, a billion, about
			a billion and half; so they have plenty of resources to fund the
			business.

C. Carey		They really, capex-wise, don't really have other than ordinary
			course.  Spaceway was a big undertaking that's being
			concluded, so they don't have capex beyond the ordinary sort
			of course capex, as you look out forward.

P. Shorthouse		Just to conclude, you expect to hit the ground running as soon
			as the deal closes.

C. Carey		Yes, for sure.  We will very much be very aggressive in terms
			of developing and preparing ourselves during this period.

Coordinator		Our next question comes from Tony Wilson.  Mr. Wilson,
			your line is open.

T. Wilson		Tony Wilson, UBS Warburg.  The way the deal reads, you can
			potentially fund this or purchase Hughes through cash only
			and issue potentially no ADRs.  What is the likely balance
			between ADR issuance and cash, and what are the outcomes that
			will determine what the balance will be?

D. DeVoe		I think how we've announced it where the issue of $3 billion
			of cash and $3.5 billion of stock, that's probably, unless
			there's some other type of transaction which we're not
			contemplating, that's the level of stock that we would issue
			and the amount of cash and I think, probably the structure of
			the transaction, both for Fox and News for minimum dilution
			of all shareholders.  In addition to that, be certain that we
			didn't affect our credit ratings or our financial capacity.  My
			expectations would be exactly what the press release reads is
			what we probably will issue.

(Hard to hear speaker)

R. Murdoch		...deal that when our cash balance is well in excess of a
			billion dollars.

T. Wilson		Doesn't it say in the press release that it's at your election?

(Overlapping voices)

R. Murdoch		...if we were going to turn around and pay cash for the whole
			lot, we'd have to raise our money, buy equity issues, and we
			don't intend to do that, unless the shares are up $50 or
			something.

D. DeVoe		Tony, does that answer your question?

T.  Wilson		Yes, it's just that it does say at your election, cash or ADRs.

D. DeVoe		We do have the ability to do that and the decision would be
			made at the time of closing.  It will be somewhat dependant on
			our operating performance, some other actions that we might
			take.  But I think the market should expect that the level of
			equity that we're going to issue is as we disclosed it in the
			press release, and it may change, if circumstances change.

Coordinator		Our next question comes from Doug Mitchelson.  Your line is
			open.

D. Mitchelson		Thank you.  Doug Mitchelson from Deutsche Bank.  Can you
			give us a sense of what kind of subscriber growth you're
			hoping for out of DIRECTV the next three to five years in
			relation to the purchase price you pay?  Also, can we expect
			that Fox would have the opportunity at some point to
			refinance the $2.5 billion term loan that's coming in at News
			Corp.'s average cost of debt?

D. DeVoe		I think with respect to that, it's going to be pretty difficult.  I
			think, if you look at it overall with respect to Fox, what we
			tried to do again is try to optimize the capital structure of both
			companies, which is why we tried to take as little equity as we
			could for News, because obviously you could get a better
			return on the equity.  I think when you look at the effective
			borrowing cost of $4.5 billion, it's pretty difficult to see how
			you can refinance that, get that significantly cheaper than that.
			Certainly, in the short run, the answer is probably not.

R. Murdoch		That adds to the growth rate.  I think you could say that they
			gave a somewhat lower forecast this year.  It will continue in
			the foreseeable future, but that's three, four, or five years, to
			grow by a million a year.  If you get the churn rate down, I
			think this year as they announce their quarterly numbers,
			you'll see a very healthy growth rate.

Coordinator		The next question comes from Alastair MacLeod.  Your line is
			open.

A. MacLeod		Just a quick question on the bid prices.  Did this end up being
			a competitive process, or was it just News Corp. was the only
			bidder?

R. Murdoch		There were actually people trying to bid until a couple of
			weeks ago, and then a lot of noise from another one last week,
			which we didn't think was real.  He meant it, but he couldn't
			put it together.  No, I think in the last few days, we were the
			only ones left standing.

Coordinator		The next question comes from Richard Greenfield.  Your line
			is open.

R. Greenfield		Yes, a couple of questions, first, Rupert, you made the
			comment that you would like to leave PanAmSat outstanding.
			Could you discuss the logic or the process of which you'll
			decide, whether or not to buy in the remaining 19% of SPOT
			to have it all housed within News Corp., so you can better
			leverage it?  Two, could you discuss the opportunities to
			leverage News Corp.'s global cable network programming
			onto DIRECTV and how that may be a spark to subscriber
			growth going forward?  Then, just a housekeeping point, is
			this going into associate companies?  I assume you're going to
			equity account for this, not consolidate it.

D. DeVoe		Equity accounts for our 34% interest in Hughes.

R. Murdoch		As for our proprietary channels in other parts of the world, the
			answers are very limited, yes.  Our big channels there in
			Britain, for instance, are Sport.  We have a minority interest
			some other channels.  We have our movie channels, but we
			only have rights for the British Isles there.  I don't know, we
			have 40 channels in eight different languages in Asia.  I can't
			imagine them being a big deal here.

			Although, I might take that back, there are, in fact, large Asian
			minorities in this country, who will pay a premium for a
			package of channels in their local languages; and that's
			something actually that Charlie Ergen has done.  I don't want
			to be critical of Hughes, but they've seemed to let that
			opportunity pass; and he's put together a large number of
			packages, whether it be in Chinese or Indian or Russian,
			particularly.  I think he's got over half a million subscribers.

C. Carey		Well over.  It's a very profitable business for him.

(Overlapping voices)

R. Murdoch		Pays very little for the channels and charges a lot.

R. Greenfield		Then on SPOT, PanAmSat?

R. Murdoch		We just want to carry it through and see if we believe it can
			go.  It's got potential to make more money and to grow; and at
			this time, our intention is to keep it.

D. DeVoe		We don't have any plans at this time to buy the minority.

Coordinator		Our next question comes from Mike Gallant.  Your line is
			open.

M. Gallant		Can you expand on what you meant by the governance
			benefits of owning more than a third?  Could you also
			comment if there's going to be any lockup on News Corp.
			shares that GM will get, and also if there are any regulatory
			challenges, I guess, in the U.S. or Latin America that you
			anticipate?

C. Carey		I don't think there's a magic about the third.  There were
			rights that we got as a result of negotiation in buying a
			significant shareholding from Hughes, and whether or not that
			should have been 30% or 36% or 34%.  As a result of
			acquiring the 34%, we believe that we've acquired effective
			control of the company; and that was a requirement for us to
			go forward and to do the transaction.

			With regard to the lockup on the stock that we've issued to
			GM and the other shareholders, it's a traditional type lockup,
			but there's no extended lockup period on the stock. I forgot
			your third question.

M. Gallant		On the regulatory side, U.S. and Latin America.

R. Murdoch		No, we don't see any challenges with any legal merit.  No
			doubt, there will be a few professional people, who come from
			the FCC, who object to every transaction, but we don't see
			anything substantial.

C. Carey		In Latin America, there are probably some regulatory things,
			but they will not affect the closing of the parent transaction.

Coordinator		Next question comes from Michael Mangan.  Your line is
			open.

M. Mangan		Mike Mangan from Deutsche Bank.  I came in late, so I might
			have missed it, but I was just wondering what your plans are
			for Latin America.   I was just wondering if this transaction
			included any shares in the GM pension fund, and what's likely
			to happen with those shares, if it isn't included in this
			transaction.

(Hard to hear speaker)

R. Murdoch		Our offer... from the... GM shareholders, and that will
			include the pension fund holdings.

C. Carey		In terms of Latin America, clearly, it's a challenging place to
			do business and the economies there have created challenges.
			It's, I guess, exemplified by the fact that DIRECT is in
			Chapter 11.  We'll look at both businesses we have, business
			they have, and determine for each, what is the way to build the
			most successful business for all parties concerned.

M. Mangan		There's been no decision about vending one into the other.

C. Carey		No, at this point they'll operate at an arms length basis, but
			we'll address them to choose a path that creates the greatest
			value for everybody.

M. Mangan		Presumably, the GM pension fund after this transaction will
			still own shares in the company.

D. DeVoe		Yes, about 20% of the company GM pension fund...

M. Mangan		That will be after this transaction, or that is how much they
			earn now.

D. DeVoe		That's after the transaction.

Coordinator		The next question comes from William Drewry.

W. Drewry		Back to Rupert's comment of one million incremental
			subscribers gained per year going forward, would that market
			share come out of satellite or cable; and could you just talk
			about where the focus is on market share gains going forward?

			Just to be clear, with set-top box upgrades coming, probably
			there still won't be a material step-up in the capex at Hughes;
			is that right?

R. Murdoch		First of all, there's no reason to believe that the growth will
			stop.  Both EchoStar and Hughes have been growing by
			approximately a million a year for a number of years now; and
			there's no sign of that slowing down.  I think, maybe the last
			months of last year there were, but there certainly haven't
			been in recent months.  Cable has been losing a smaller
			number than that.  We're confident with the growth, and with
			what we can do to market and promote this that we can at the
			very least, keep that rate of growth going for a number of
			years.

			As for the set-top boxes, yes and no, there may be generations
			of boxes.  There may be two levels of boxes.  For instance, if
			you have a PVR in it, we'll probably be charging a premium
			for that.  But your basis box with quite an amount of
			interactivity in it, as we get into more and more mass
			production, and maybe join forces with Sky and Sky... and
			others, the prices are coming down all the time on boxes.  We
			can do a basic box now, it's called a Whirl box in Latin
			America, I think the price is coming down towards $80 and it
			was $150 a couple of years ago.

C. Carey		I think if you look at sub-growth potential and I think it is
			important to recognize, there are a number of initiatives that
			are really bringing new growth to the market, local into local.
			This year, DIRECTV is launching a whole set of local stations
			in new markets.  They're also getting on top of the multi-set
			...issue in television homes; so if they tackle those and take
			advantage of some of the enhancements, like interactivity they
			can bring, we think there's real growth in the subscriber arena,
			going forward.

Coordinator		Our next question comes from David Miller.

D. Miller		Dave Miller with Sanders Morris Harris.  A few questions, I
			was wondering if you guys could comment on the occupation
			of just call it prominent real estate that's probably going to be
			given to some Fox owned cable networks, Fox News, FX,
			SPEED Vision, National Geographic.  Do you guys plan on
			putting that at the bottom of the DIRECTV band, channel
			eight, 10, 20, etc.; and then I have a couple of other follow-
			ups.

C. Carey		No, we are not going to give preferential treatment in that
			manner to Fox.  We're going to treat all the players we deal
			with fairly.  It's really the only appropriate we can manage
			DIRECTV to maximize its potential.  Obviously, Fox will get
			a port sister relationship.  We look forward to ways to work
			with Fox; but certainly, in dealing with programmers, we're
			going to deal with them all fairly.

D. Miller		You laugh, but it's happened before, especially with AOL
			Time Warner and I'll cease my commentary there.  The other
			question I have is, how were you able to essentially negotiate
			no change in Fitch or Moody's ratings by having a debt go
			from, what I calculate to be, $2.3 billion to $6.8 billion, if you
			add on the note?

D. DeVoe		Are you referring to this at Fox or at News?

D. Miller		This is just a purely Fox question.

D. DeVoe		I think what we did is, we looked at the appropriate level of
			Fox's capacity, and based upon Fox's outlook and cash flows,
			that rating would certainly be appropriate.

D. Miller		That is correct.  The Fox portion to debt there will be $6.8
			billion?

D. DeVoe		No, no, not at all.  It's $6.6 billion dollars purchase price, $2
			billion is in equity, and $4.5 billion is debt at Fox.  If Fox does
			have some existing debt as of the end of the year, which brings
			it to something north of $5+ billion, but Fox has also
			generated significant cash flow... the time of the transaction
			is closed.

D. Miller		I'll just assume around $5 billion by the end of 2003 for Fox.
			My audio faded out on one of my colleague's questions with
			regard to how you are going to account for this.  You'll just
			use the equity method, I assume?

D. DeVoe		That's correct, yes.

G. Ginsberg		Operator, we have time for one more question.  For those who
			have additional questions, we'll be holding another call with
			investors tomorrow morning at 8:30.  I think the call-in
			number should be on the Media Advisory that we sent out
			tonight.

			We'll take our final question now.

Coordinator		Thank you.  Our final question comes from Andy Baker.

A. Baker		Thank you.  I'm glad I snuck in there under the wire, a couple
			of quick questions.  First, what's going to be the proportion of
			independent directors on the GMH board, post-transaction?

R. Murdoch		A majority of independent directors.

A. Baker		A majority.  The press release makes reference to a potential
			$150 million break fee if the transaction is terminated, if News
			Corp. ADR is dropped below a certain point.  Is there a set
			price in the agreement?

D. DeVoe		Yes, if News Corp. ADRS were to drop below $14.08,
			General Motors has a right to terminate.  If they would elect to
			terminate, we have a right to cure, by agreeing to issue more
			stock to bring the value of the GMH interest to $11 a share.
			To the extent that we didn't elect to do that, we would have to
			pay a termination fee to them of $150 million.

A. Baker		You said $14.08?

D. DeVoe		Fourteen dollars and eight cents.

G. Ginsberg		Thank you very much, everybody.





This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting
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amended.

This communication contains statements that constitute forward-looking
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statements are not guarantees of future performance or results and involve risks and uncertainties, and that actual results or developments may differ materially from those in the forward-looking statements as a result of various factors, including financial community and rating
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condition and the industry in which it operates and the factors described
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including the sections entitled "Risk Factors" and "Management's
Discussion and Analysis of Financial Condition and Results of
Operations" contained therein. The company disclaims any obligation to update the forward-looking statements contained herein.

In connection with the proposed transactions, The News Corporation Limited ("News Corp."), General Motors Corporation ("GM") and Hughes Electronics Corporation ("Hughes") will file relevant materials with
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they will contain important information. Investors and security
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